UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

MDXHEALTH SA

MDxHealth SA (the “Company”) held its ordinary annual general shareholders’ meeting (“AGM”) and an extraordinary general shareholders’ meeting (“EGM”) on Wednesday, May 28, 2025. The items on the agenda of the AGM included the approval of a number of resolutions relating to the financial year ended on December 31, 2024, as well as the renewal of board mandates. There was no attendance quorum for the AGM, and the proposed resolutions that were submitted to the meeting were all duly passed.

As the required attendance quorum for the EGM was not met, a new EGM will be held on Friday, June 27, 2025 at 3:00 p.m., Belgian time, at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time. There will be no attendance quorum for this second EGM. The Company hereby furnishes the attached documents in connection with this second EGM.

The information in the attached Exhibits 99.1-99.6 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Convening Notice
99.2	Extraordinary General Shareholders’ Meeting Notice Letter
99.3	Attendance Form
99.4	Proxy Form
99.5	Board Report in relation to the 2025 Share Option Plan (Incorporated by Reference to Exhibit 99.4 to the Company’s Current Report on Form 6-K filed with the Commission on May 2, 2025).
99.6	2025 Share Option Plan (Incorporated by Reference to Exhibit 99.5 to the Company’s Current Report on Form 6-K filed with the Commission on May 2, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: June 6, 2025	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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